UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-71263

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/24/2025 (MM/DD/YY) AND ENDING 06/30/26 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Global Carry, LLC

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

10 Grand Street, Suite 1800-B
(No. and Street)

Brooklyn	NY	11211
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Heather Fitzgerald	(212) 668-8700	hfitzgerald@acisecure.cc
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Bauer & Company, LLC
(Name – if individual, state last, first, and middle name)

PO Box 27887	Austin	TX	78755
(Address)	(City)	(State)	(Zip Code)

11/20/2014	6072
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Evan Cohen ____________________, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Global Carry, LLC ____________________, as of JUNE 30 ____________, 2026, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: ____________________

Title: CEO

____
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Global Carry, LLC

Report on Audit of Financial Statement

For the Period April 24, 2025 to June 30, 2026

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

Global Carry, LLC

Table of Contents
as of June 30, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and
Member of Global Carry, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Global Carry, LLC (the "Company") as of June 30, 2026, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2026, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

BAUER & COMPANY, LLC

Bauer & Company, LLC

We have served as Global Carry, LLC auditor since 2026.

Austin, Texas
August 25, 2026

Global Carry, LLC

Statement of Financial Condition

June 30, 2026

ASSETS		
Cash	$	56,679
Due from clearing broker		51,488
Clearing deposit		25,831
Prepaid expenses and other assets		13,416
TOTAL ASSETS	$	147,414
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES:		
Accounts payable and accrued expenses	$	12,154
Related party accounts payable		7,000
TOTAL LIABILITIES		19,154
MEMBER'S EQUITY		128,260
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	147,414

See Notes to Accompanying Financial Statement

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Global Carry, LLC (the “Company”) is a Limited Liability Company that was formed in Delaware on May 9, 2024. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority (“FINRA”) and the Securities Investor Protection Corporation (“SIPC”) as of April 24, 2025.

The Company operates as a fully disclosed introducing broker and clears all customer securities transactions through DriveWealth LLC pursuant to a fully disclosed clearing agreement. Accordingly, the Company does not maintain custody of customer funds or securities and is exempt from the customer protection requirements of SEC Rule 15c3-3 pursuant to paragraph (k)(2)(ii).

During the period, the Company's primary source of revenue was interest-sharing revenue earned pursuant to its clearing arrangement. The Company conducts its operations in accordance with applicable SEC and FINRA rules and regulations.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statement has been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of the financial statement and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statement, and the reported amounts of income and expenses during the reporting period. Accordingly, actual results could differ from those estimates and such differences could be material.

Accounts Receivable

Accounts receivable are recorded at the amount expected to be collected and are presented net of an allowance for credit losses. The Company's methodology for estimating credit losses is described under Allowance for Credit Losses below.

Allowance for Credit Losses
The Company accounts for expected credit losses in accordance with ASC Topic 326, Financial Instruments—Credit Losses ("ASC 326"). The Company estimates an allowance for credit losses using the current expected credit loss ("CECL") methodology. In estimating expected credit losses, management considers historical loss experience, the credit quality of counterparties, the aging of receivables, current economic conditions, and reasonable and supportable forecasts that may affect the collectability of outstanding receivables.

The Company's accounts receivable consist primarily of amounts due from financially established counterparties. Based on management's evaluation under the CECL methodolgy, the credit risk associated with these receivables is not significant. Accordingly, no allowance for credit losses was recorded as of June 30, 2026.

Revenue Recognition
The Company's revenues consist primarily of interest-sharing income earned in connection with introducing broker-dealer services provided to its customers, as well as interest income earned on the Company's cash deposits. Under its clearing agreement with DriveWealth LLC, the Company receives a contractual share of the interest earned by DriveWealth on uninvested customer cash swept through the Bank Sweep Deposit Program. The Company's customer agreements disclose that the Company receives this compensation. Interest-sharing income represents variable consideration associated with the Company's ongoing introducing brokerage and sweep arrangement. Revenue is recognized over time as the Company satisfies its daily stand-ready obligation. The amount of variable consideration is determined by the underlying daily bank-sweep activity, which DriveWealth aggregates and reports monthly. The Company records the cumulative monthly amount when it becomes determinable. Interest income earned on the Company's own cash deposits is recognized as earned.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Receivables and Contract Balances
Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when cash is received. The Company had no accounts receivable arising from contracts with customers as of June 30, 2026. Amounts due from the Company's clearing broker are presented separately as Due from Clearing Broker on the accompanying statement of financial condition and are not included in accounts receivable.

The Company had no contract assets or contract liabilities as of April 24, 2025 or June 30, 2026.

Income Taxes
The Company is a limited liability company that is deemed to be a partnership for income tax purposes. The taxable income or loss of the Company is allocated to its member.

The Company accounts for uncertainties in income taxes under the provisions of FASB ASC 740-10-05, "Accounting for Uncertainty in Income Taxes." The ASC clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statement. The ASC prescribes a recognition threshold and measurement approach for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The ASC provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. At June 30, 2026, the Company had no material unrecognized tax and no uncertain tax positions.

NOTE 3 – CONCENTRATION OF RISK

Cash
The Company maintains substantially all of its cash balances with one financial institution. At times, cash balances may exceed amounts insured by the Federal Deposit Insurance Corporation ("FDIC"). The Company's exposure is dependent upon the daily cash balances maintained at the financial institution and the financial condition of the institution. The Company has not experienced any losses related to these balances.

Revenue and Credit Risk
The Company maintains its clearing arrangement with DriveWealth LLC. Amounts due from the clearing broker represent receivables arising in the ordinary course of business, including interest-sharing and other amounts due under the clearing agreement. Management monitors the financial condition of the clearing broker and believes the associated credit risk is limited. However, substantially all of the Company's receivables are concentrated with this single counterparty.

For the period from April 24, 2025 through June 30, 2026, the Company recognized interest-sharing income of $600,699 from its arrangement with DriveWealth LLC. Accordingly, a substantial portion of the Company's revenue was derived from this single counterparty.

NOTE 4 - INDEMNIFICATIONS

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

NOTE 4 - INDEMNIFICATIONS (CONTINUED)

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2026, the Company had net capital of $114,844 which was $109,844 in excess of its required net capital of $5,000; and the Company's percentage of aggregate indebtedness to net capital was approximately 16.68%.

NOTE 6 - SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer. As described in FASB ASU 2023-07, FASB 280, operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (the "CODM"). The Company's CODM is the Chief Executive Officer. The CODM reviews net income and expenses presented on a consolidated basis consistent with the presentation of the statement of operations for purposes of making operating decisions, allocating resources, and evaluating financial performance. The measure of segment assets is reported on the consolidated balance sheet as total assets. As a result, the Company in its entirety is a single reportable segment. The accounting policies of the Company's single reportable segment are the same as those described in this Note 2. Refer to Note 1 for a description of the single segment's business.

NOTE 7 - CHANGE IN OWNERSHIP AND REGULATORY APPROVAL

On May 25, 2026, the outstanding ownership interests of the Company were acquired by Lettuce Financial, resulting in a change in control of the Company. Following the transaction, the Company became a wholly owned subsidiary of Lettuce Financial.

In connection with the change in control, the Company filed a Continuing Membership Application ("CMA") with the Financial Industry Regulatory Authority ("FINRA") as required under FINRA rules. The CMA sought approval for the proposed ownership and control changes and any related modifications to the Company's business activities.

The transaction occurred at the shareholder level and did not directly affect the Company's assets, liabilities, or results of operations. Accordingly, no adjustments were recorded in the accompanying financial statement as a result of the change in ownership.

Management believes the Company remained in compliance with all applicable regulatory capital and operational requirements throughout the period. The Company continues to operate as a registered broker-dealer subject to the rules and regulations of the Securities and Exchange Commission ("SEC") and FINRA.

NOTE 8 - RELATED PARTY TRANSACTIONS

The Company has an expense-sharing agreement with its parent company under which certain operating expenses are paid by the parent on the Company's behalf and allocated to the Company based on the terms of the agreement. Expenses allocated under this arrangement primarily consist of compensation, occupancy, and administrative costs.

For the period from April 24, 2025 through June 30, 2026, the Company recognized the following expenses allocated by the parent company pursuant to the expense-sharing agreement:

Expense Category		Amount
Compensation Expense	$	78,813
Rent Expense	$	14,230
Telephone/Internet Expense	$	14,230
Total related-party expenses	**$**	**107,273**

As of June 30, 2026, $7,000 remained payable to the parent company and is included in Due to Related Party on the accompanying statement of financial condition.

As of June 30, 2026, Carry Advisors LLC, an affiliated RIA, manages the Company's customer funds per an agreement the Company has with that affiliate and that the Company's agreement with the customer discloses that the affiliate will manage the customer's funds.

NOTE 9 – SUBSEQUENT EVENTS

Management has evaluated the Company's events and transactions that occurred subsequent to June 30, 2026 through the date of August 25, 2026, when the financial statement was issued. There were no other events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Company's financial statement.